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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                           CREATIVE TECHNOLOGIES CORP.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   225290-40-2
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                         (CUSIP NUMBER FOR COMMON STOCK)

                                 DAVID SELENGUT
                   C/O ELLENOFF GROSSMAN SCHOLE & CYRULI, LLP.
                              370 LEXINGTON AVENUE
                              NEW YORK, N.Y. 10017
                                  (212)370-1300
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 29, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

                         (CONTINUED ON FOLLOWING PAGES)

                                  (PAGE 1 OF 5)

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CUSIP No. 225290-40-2                  13D                           Page 2 of 5

1)  Name of Reporting Person: Abraham Guttmann
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
         (a)  [ ]
         (b)  [ ]

3)  SEC Use Only

4)  Source of Funds (See Instructions):  00

5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of                  7)       Sole Voting Power:         3,870,711
Shares
Beneficially               8)       Shared Voting Power:       800
Owned by
Reporting                  9)       Sole Dispositive Power:    3,870,711
Person With
                           10)      Shared Dispositive Power:  800

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                               3,871,511

12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                  [ ]

13) Percent of Class Represented by Amount in Row (11): 23.2%

14) Type of Reporting Person (See Instructions): IN

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CUSIP No. 225290-40-2                  13D                           Page 3 of 5

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $.09 par value, Creative Technologies Corp., 170-53rd Street, Brooklyn, N.Y. 11232

ITEM 2.  IDENTITY AND BACKGROUND

         I.   INDIVIDUAL SECURITYHOLDER

              Abraham Guttmann

              (a)  Abraham Guttmann.

              (b) Mr. Guttmann's business address is 170-53rd Street, Brooklyn, N.Y. 11232.

              (c) Mr. Guttmann is currently an employee of Creative Technologies Corp.

              (d) During the last five(5) years, Mr. Guttmann has not been convicted in a criminal proceeding.

              (e) During the last five years, Mr. Guttmann has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Abraham Guttmann is a citizen of the USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Issued upon conversion of 1996 and 1996-A Preferred Stock owned by Mr. David Guttmann as nominee For family members.

ITEM 4.  PURPOSE OF TRANSACTION

         None.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER


         A.   3,871,511                          23.2%

              This amount includes 18,333 shares of Common Stock,

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CUSIP No. 225290-40-2                  13D                           Page 4 of 5

              issuable upon exercise of stock options, exercisable at $.44.

         B.   Sole Voting Power         -        3,870,711
              Shared Voting Power       -        800
              Sole Dispositive Power    -        3,870,711
              Shared Dispositive Power  -        800

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.

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CUSIP No. 225290-40-2                  13D                           Page 5 of 5

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2000


                                               /s/ Abraham Guttmann
                                            ------------------------------------
                                                   Abraham Guttmann